EXHIBIT 99.1

Volvo Truck deliveries January -- April 2004

GOTEBORG, Sweden, May 14, 2004 (PRIMEZONE) -- Total deliveries of trucks from the Volvo Group's three truck companies increased 21% through April this year, compared with the year-earlier period. Deliveries from Mack rose 34%, while deliveries from Renault Trucks were up 12%. Deliveries from Volvo Trucks increased 25% during the period.

"The positive trend of the first quarter continued during April. We have a good capacity utilization in our plants and during the second quarter we will increase the rate of production in our production system," says Volvo CEO Leif Johansson.

During the past 12 months, order bookings for the Group's truck operations were 31% higher compared with the preceding year. Orders were up 16% in Europe, while the increase in North America was 61%.

For full report, see attachment below.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 76,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 18 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm, London and Frankfurt and on NASDAQ in the US.

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The following files are available for download:

http://www.waymaker.net/bitonline/2004/05/14/20040514BIT20590/wkr0001.pdf

http://www.waymaker.net/bitonline/2004/05/14/20040514BIT20590/wkr0003.doc

CONTACT:
 Media Relations:
 Bernard Lancelot, Renault Trucks
 +33 4 72 96 27 59

 Bob Martin, Mack
 +1 (610) 709-2670

 Claes Claeson, Volvo Trucks
 +46 708 363908

 Investor Relations:
 Fredrik Brunell, AB Volvo
 +46 31 66 11 91